

April 30, 2010

*By U.S. Mail and Facsimile to: (212) 270-1604*

Michael J. Cavanagh
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY  10017

> **Re:     JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 001-05805**

Dear Mr. Cavanagh:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.      We have not completed our review of the Part III information that is incorporated into your Form 10-K by reference to your definitive proxy statement.  We may have additional comments after reviewing that information.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2010 Business outlook, page 43

2.      We note your disclosure on page 44 that as a result of the recently-enacted credit card legislation, management estimates are that Card Service's annual net income may be adversely affected by approximately $500 million to $750 million. Please:

   •   Provide us with, and revise future filings to include, a robust description of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act) focused on the most significant provisions of the CARD Act on industry practices, including marketing, underwriting, pricing, billing and other aspects of the credit card business; and

   •   As it relates to your credit card securitization activities, please tell us whether, and if true, how the CARD Act impacted the valuation (fair value) of your credit card residuals at December 31, 2009.  For example, it appears that certain provisions in the CARD Act could impact the timing, and possibly the amount, of cash flows to the trust, which would appear to have an effect on the valuation of the trust residual.  Please tell us whether you have made any significant changes to historical assumptions used in your valuation model for these residuals in response to this change in operating environment as a result of the CARD Act and if true, whether these changes had a material impact on your results of operations.

Residential real estate loan modification activities, page 114

3.      Please consider enhancing your disclosure in future filings to quantify the type of concessions made on these troubled debt restructurings, as well as your commercial loan troubled debt restructurings disclosed on page 101 (reduction in interest rate, payment extensions, forgiveness of principal, etc).  In addition, please consider disclosing your success with the different types of concessions.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Loans, page 192

4.      We note that your loan portfolio included $68.2 billion of commercial and industrial loans and another $57.2 billion of real estate loans which represent credit extended for real estate-related purposes to borrowers who are primarily in the real estate development or investment business.  Given the relatively high

level of credit risk typically associated with these types of lending products, please tell us, and consider revising future filings to disclose the following information related to loans with interest reserves:

- The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

- Your policy for recognizing interest income on these loans;

- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

- Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

- Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

- Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

5. We note your disclosure on pages 101, 114, 195 and 254 that you had approximately $9.4 billion of non-purchased credit impaired restructured loans ($1.1 billion wholesale loans, $3.1 billion residential real estate loans and $5.1 billion credit card loans), of which $7.9 billion appears to be classified as performing at December 31, 2009.  We also note your disclosure on page 114 that restructured loans may be returned to accrual status when payment is reasonably assured and the borrower has made a minimum of six payments under the new terms.  Given the increasing amounts of restructured loans and the fact that it appears 85% of these restructured loans are accruing at December 31, 2009, please tell us, and revise future filings to clearly and comprehensively discuss, the following:

- All of the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest.

- Clarify whether all of the troubled debt restructurings are classified as non-accrual at the time the loan is restructured.  If not, quantify the amount of troubled debt restructurings that were classified as accrual upon restructuring and explain in detail how you determined that the loan was restructured so as to be reasonably assured of repayment and of performance according to prudent modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

- For any of your troubled debt restructurings that accrue interest at the time the loan is restructured, whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

- Consider revising your accounting policy on page 193 to discuss how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically consider providing similar disclosure to that provided on page 114, including, but not limited to the fact that re-restructured loans may be returned to accrual status when payment is reasonably assured and the borrower has made a minimum of six payments under the new term.

6. Please tell us, and consider revising your future filings to disclose, whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

- Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

- Clarify whether the B note is immediately charged-off upon restructuring.

- Describe your non-accrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower's payment performance prior to the modification.

- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

7.      Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial and industrial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees.  If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

- How many times you have sought performance under the guarantee discussing the extent of the successes.  As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

8.      We note that you exclude modified credit card loans from the table on page 194, which presents your impaired loans and related allowance.  We further note your disclosure on page 195 that as of December 31, 2009, you had $5.1 billion of on-balance sheet credit card loans outstanding that have been modified.  Please address the following:

- Compare and contrast under what circumstances you would consider the modifications to be temporary in nature versus permanent and whether these would be classified as troubled debt restructurings;

- Considering your disclosure on page 195 that upon non-compliance by the cardholder with the modified payment terms the credit card loan agreement will revert back to its original payment terms, please tell us how this event would impact the accounting for the loan as well as the classification and presentation in your Guide III data;

- Given that these loans are not included in the impaired loans and related allowance table on page 194, please tell us your basis for not including these loans in your ASC 310-10 (SFAS 114) impairment analysis; and

- Please clarify for us your process for assessing these loans under ASC 450-20 (SFAS 5) for impairment analysis, including expanding on your statement on page 195 that "…modifications to these credit card loans had no incremental impact on the Firm's allowance for loan losses."

Note 14 – Allowance for credit losses, page 196

9.      We note your disclosure on page 196 that certain impaired loans that were determined to be collateral-dependent were charged-off to the fair value of the collateral less costs to sell. Please provide us with, and disclose in future filings, the amount of collateral dependent loans as of each period presented, the amount of charge-offs recognized during the period and a comprehensive discussion of the methods used to estimate the fair value of the collateral securing your collateral dependent impaired loans and other real estate owned. In addition, please consider providing similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Note 30. Commitments and contingencies, page 230

10.     We note your disclosure on page 233 that as part of your loan sale and securitization activities you may be required to repurchase loans and / or indemnify the purchaser of the loans against losses due to any breaches of representations and warranties and that you recorded repurchase liabilities of $1.7 billion and $1.1 billion at December 31, 2009 and 2008, respectively. Please address the following:

- As it relates to your repurchase liabilities that you have recorded at December 31, 2009 and 2008, please provide us with, and revise your future filings to provide, the disclosures required by paragraphs 3-5 of ASC 450-20-50. In

particular, to the extent that it is at least reasonably possible that an exposure
to loss exists in excess of amounts accrued, please revise to disclose an
estimate of the possible loss or range of loss, or a statement that such an
estimate cannot be made.  Furthermore, we remind you of the requirement in
Item 303 of Regulation S-K to discuss any known trends or uncertainties that
you may reasonably expect to have a material favorable or unfavorable impact
on your income from operations, liquidity and capital resources. In this regard,
please revise your MD&A in future filings to more thoroughly discuss the
risks and uncertainties associated with developing your estimated liability for
representations and warranties, particularly in situations where you have
limited experience dealing with certain counterparties; and

- As a related matter, please tell us whether you are aware of any pending or
  threatened litigation initiated by investors or purchasers of mortgage-backed
  securities, including but not limited to claims alleging breaches of
  representations and warranties on the underlying loan sales.  If so, revise
  future filings to provide the disclosures required by ASC 450-20-50 as it
  relates to this loss contingency and advise us as to any amounts accrued.

11.     We note your disclosures under Item 3 Legal Proceedings beginning on page 11
        regarding the various litigation matters to which the Company is exposed.  We
        also note that in the majority of these situations, you have not disclosed:

        (i)     the possible loss or range of loss; or

        (ii)    a statement that an estimate of the loss cannot be made.

        ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is
        determined to be reasonably possible but not probable, or if the amount of loss
        cannot be reasonably estimated, accrual would be inappropriate, but disclosure
        must be made regarding the nature of the contingency and an estimate of the
        possible loss or range of possible loss or a statement that such an estimate cannot
        be made.  Additionally, we note that in instances where an accrual may have been
        recorded as all of criteria in ASC 450-20-25-2 have been met, you have not
        disclosed the amount of the accrual which may be necessary in certain
        circumstances for the financial statements not to be misleading, nor has there been
        disclosure indicating that there is an exposure to loss in excess of the amount
        accrued and what the additional loss may be for each particular litigation matter.
        Please revise your disclosures beginning in the first quarter Form 10-Q to include
        all of disclosures required by paragraphs 3-5 of ASC 450-20-50.  In this regard,
        we do not believe that general boilerplate disclosure indicating that losses may be
        higher than reserves currently accrued by the Company or disclosure indicating
        that the outcome of a matter may be material to your operating results for a
        particular period satisfies the criteria in ASC 450.

Summary of loan and lending-related commitments loss experience

Loan loss analysis, page 258

12.    We note your presentation of the allowance to nonperforming loans retained ratio
        on page 258.  Given the fact that a significant amount of the allowance included
        in the numerator is allocated to loans types that are excluded from nonperforming
        loans in the denominator (e.g., credit card loans and SOP 03-3 loans), we believe
        that more transparency is needed around your presentation of this ratio.
        Accordingly, when presenting this ratio in your future filings, please include
        disclosure which quantifies the amount of the allowance allocated to loan types
        that are not included in the nonperforming loans denominator.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters.  Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst